Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

December 15, 2020

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Latham Topco, Inc. Draft Registration Statement on Form S-1 CIK No. 0001833197

Ladies and Gentlemen:

On behalf of our client, Latham Topco, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) relating to the proposed initial public offering of the Company’s common stock for nonpublic review by the staff of the Securities and Exchange Commission pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”).

In accordance with Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,070,000,000 during its most recently completed fiscal year ended December 31, 2019. Moreover, the Company’s common equity securities have not previously been sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Registration Statement and all amendments thereto will be publicly filed with the Commission not later than 15 days before the date on which the Company conducts a road show, as such term is defined in 17 C.F.R. § 230.433(h)(4).

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (212) 373-3025.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Scott M. Rajeski
Latham Topco, Inc.